Filed by Agrium Inc.

(Commission File No. 333-157966)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

CF Industries Holdings, Inc.

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On May 11, 2009, Agrium posted a fact sheet regarding the proposed transaction on its website. A copy of the fact sheet follows.

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Agrium Offer to Acquire CF Industries in Cash and Stock Deal

(ALL AMOUNTS ARE STATED IN U.S.$)

Companies

Ticker	NYSE, TSX: AGU		NYSE: CF

Description	Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities. Contact us at: www.agrium.com.		CF Industries Holdings, Inc., headquartered in Deerfield, Illinois, is the holding company for the operations of CF Industries, Inc. CF Industries, Inc. is a major producer and distributor of nitrogen and phosphate fertilizer products. CF Industries operates world-scale nitrogen fertilizer plants in Donaldsonville, Louisiana and Medicine Hat, Alberta, Canada; conducts phosphate mining and manufacturing operations in Central Florida; and distributes fertilizer products through a system of terminals, warehouses, and associated transportation equipment located primarily in the Midwestern United States. The company also owns a 50 percent interest in KEYTRADE AG, a global fertilizer trading organization headquartered near Zurich, Switzerland. Additional information on CF Industries is found on the company’s website at www.cfindustries.com.

	www.agrium.com		www.cfindustries.com

Employees	Approximately 11,000		Approximately 1,400

Financial Highlights FYE08	Net Sales: EBITDA: Net Earnings:	$10.03-billion $2.32-billion $1.32-billion	Net Sales: EBITDA: Net Earnings:	$3.92-billion $1.14-billion $684.6-million

Combined Company (before synergies)

Wholesale Capacity:

•       Over 12 million tonnes nitrogen products

•       2.9 million tonnes of phosphate products

•       2.1 million tonnes potash

Retail: Agrium operates over 800 retail centers in the U.S. and South America

Net Sales: $13.95-billion (As of FYE 08)

EBITDA: $3.46-billion (As of FYE 08)

Strategic Rationale

•       Creates a global leader in crop nutrient production and distribution

•       Complementary geographic and product fit in nitrogen production and distribution, triples phosphate  and UAN capacity, and strengthens all other businesses

•       Compelling value for Agrium and CF stockholders:

•       Significant premium to CF stockholders

•       Anticipated annual operating synergies of approximately $150-million, phased in over  three years following closing

•       Expected to be accretive to both earnings per share and cash flow in 2010 and significantly  accretive on both measures in subsequent years

•       A significant Agrium share component allows CF shareholders an opportunity to  participate in further value creation in the new enterprise

Terms

•       Agrium proposing to acquire CF in cash and stock deal

•       Aggregate consideration of $4.1-billion in cash and shares

•       CF stockholders to receive $40.00 in cash and one Agrium common share

•       Pro forma ownership: 76% Agrium and 24% CF Industries

Agrium Offer to Acquire CF Industries in Cash and Stock Deal

(ALL AMOUNTS ARE STATED IN U.S.$)

• Committed underwritten financing from Royal Bank of Canada and The Bank of Nova Scotia

Conditions

•        Negotiation of definitive merger agreement

•        CF offer for Terra Industries Inc. terminated

•        Receipt of regulatory and other customary approvals

•        Absence of any material adverse changes to CF or its business and the continued operation of  CF in the ordinary course of business

•        Agrium’s ability to conduct limited confirmatory due diligence

Benefits to Customers

•        The combined assets of Agrium and CF would enhance distribution, allowing Agrium to more  effectively meet customers’ needs

•        The coordination of production and distribution assets would provide more stable and timely  delivery of nitrogen and phosphate nutrients to end users

•        Customers would also benefit from efficient distribution of potash nutrients through the  combined distribution networks

Benefits to Agribusiness Industry

•        Efficiencies in the combined entities’ production and distribution assets will enhance the  viability of North American nitrogen production in an increasingly competitive global  marketplace

•        The combined company would compete globally while keeping manufacturing jobs in North  America

Combined Production and Distribution Assets

Additional Information: For more information please visit www.agrium.com/investor_information/index.jsp

Agrium Offer to Acquire CF Industries in Cash and Stock Deal

(ALL AMOUNTS ARE STATED IN U.S.$)

IMPORTANT INFORMATION

This communication does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009, as amended. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE.

Copies of any documents filed by Agrium with the SEC are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8. Free copies of any such documents can also be obtained by calling Georgeson Inc. toll-free at (866) 318-0506.

Agrium, North, their respective directors and executive officers and certain other persons are deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated April 3, 2009 relating to the annual general meeting of its shareholders to be held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this communication concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this communication constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” (together, “forward-looking statements”). All statements in this communication, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this communication as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.

All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.